South Street Securities LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	13,695,186
Securities purchased under agreements to resell		
(includes $10,220,238,629 at fair value)		35,731,634,306
Deposits with brokers, dealers and clearing organization		19,816,249
Other trading assets		49,831,490
Right of use asset		7,972,526
Other assets		1,588,927
Total assets	$	35,824,538,684
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase		
(includes $300,155,028 at fair value)	$	35,438,813,169
Payable to clearing organization		49,885,335
Other trading liabilities		78,661,581
Lease liability		8,461,641
Accrued expenses		8,125,893
Total liabilities		35,583,947,619
Commitments and contingencies (refer to Note 6)		
Member's equity		240,591,065
Total liabilities and member's equity	$	35,824,538,684

The accompanying notes are an integral part of this financial statement.